CLEARY, GOTTLIEB, STEEN & HAMILTON

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04010680

SUPPL

Writer's Direct Dial: (212) 225-2014

RECD S.E.C.
MAR 1 8 2004
1086

March 18, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated March 12, 2004, communicating that it was informed by Banco Bilbao Vizcaya Argentaria, S.A that in connection with the offer to purchase shares of GFBB which are not owned by Banco Bilbao Vizcaya Argentaria, S.A. to date, the Mexican National Banking and Securities Commission issued the certificate referred to in Rule 3.12.2 of the Miscellaneous Tax Resolution (*Resolución Miscelánea Fiscal*) for 2003, given that the requirements set forth are met.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Justo A. Chamas

dlw 3/18

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

GFBB INFORMS

Mexico City, March 12, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") communicates that it was informed by Banco Bilbao Vizcaya Argentaria, S.A. that in connection with the offer to purchase shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. which are not owned by Banco Bilbao Vizcaya Argentaria, S.A. to date, the Mexican National Banking and Securities Commission issued for Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, the certificate referred to in Rule 3.12.2 of the Miscellaneous Tax Resolution (*Resolución Miscelánea Fiscal*) for 2003, given that the requirements set forth in such Rule are met. In such regard, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer and the other intermediaries are released from withholding taxes to individuals residing in Mexico and residents abroad. (*See (Section 18) of the Offering Memorandum or "Folleto Informativo" "Consecuencias Fiscales de la Oferta"*)

* * * * *

This press release does not constitute an offer or solicitation of any kind of securities.

BBVA Bancomer

GFBB INFORMA

Ciudad de México, a 12 de marzo de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que, fue informado por Banco Bilbao Vizcaya Argentaria, S.A. que en relación con la oferta pública de compra de acciones de Grupo Financiero BBVA Bancomer, S.A. de C.V. de las que Banco Bilbao Vizcaya Argentaria, S.A. no es tenedor a la fecha, la Comisión Nacional Bancaria y de Valores emitió a Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, la constancia a que se refiere la Regla 3.12.2 contenida en la Resolución Miscelánea Fiscal para 2003, toda vez que se cumplen con los requisitos que se señalan en dicha Regla, por lo que Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer y los demás intermediarios financieros, quedan liberados de la retención de impuestos a personas físicas residentes en México o residentes en el extranjero. (*Ver (Sección 18) del Folleto Informativo "Consecuencias Fiscales de la Oferta"*).

* * * * *

Este comunicado no constituye una oferta o solicitación sobre cualquier tipo de acción.